                                                                   Exhibit 12(A)

                     PP&L RESOURCES, INC. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (Millions of Dollars)

                                                       1998          1997          1996          1995          1994
                                                      ------        ------        ------        ------        ------
Fixed charges, as defined:
  Interest on long-term debt......................      $203          $196          $207          $213          $214
  Interest on short-term debt
     and other interest...........................        33            26            17            18            18
  Amortization of debt discount, expense
    and premium - net.............................         2             2             2             2             2
  Interest on capital lease
    obligations
      Charged to expense..........................         8             9            13            15            12
      Capitalized.................................         2             2             2             2             1
  Estimated interest component of
    operating rentals.............................        18            15             8             8             6
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons.......................................         1             1             1             1             1
                                                       ------       -------       -------       -------       -------

          Total fixed charges.....................      $267          $251          $250          $259          $254
                                                       ======       =======       =======       =======       =======

Earnings, as defined:
  Net income (a)..................................      $379          $296          $329          $323          $216
  Preferred and Preference Stock Dividend
    Requirements..................................        25            24            28            28            28
  Less undistributed income of less
    than 50-percent-owned persons.................         -             -             -             -             -
                                                       ------       -------       -------       -------       -------
                                                         404           320           357           351           244

Add (Deduct):
  Income taxes....................................       259           238           253           286           180
  Amortization of capitalized interest
     on capital leases............................         2             2             4             5             9

  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations).................       265           248           248           257           253
                                                       ------       -------       -------       -------       -------

          Total earnings..........................      $930          $808          $862          $899          $686
                                                       ======       =======       =======       =======       =======

Ratio of earnings to fixed
  charges.........................................      3.48          3.22          3.45          3.47          2.70
                                                       ======       =======       =======       =======       =======

(a)  1998 net income excluding extraordinary items.